UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____                                                                      Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The documents listed below as Exhibits 3.1 and 3.2 to this Form 6-K are the Registrant’s Amended and Restated By-Law No. 1 and Advance Notice By-Law No. 2, respectively, approved by the Registrant’s board of directors on January 27, 2014.

The Registrant’s Amended and Restated By-Law No. 1 and Advance Notice By-Law No. 2 are furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

3.1	Registrant’s Amended and Restated By-Law No. 1
3.2	Registrant’s Advance Notice By-Law No. 2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation By: /s/ Maryse St.-Laurent Maryse St.-Laurent Vice-President and Corporate Secretary

February 7, 2014

EXHIBIT INDEX

3.1	Registrant’s Amended and Restated By-Law No. 1
3.2	Registrant’s Advance Notice By-Law No. 2